Form 12b-25. - NOTIFICATION OF LATE FILING

                                   FORM 12b-25

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                                                                 SEC FILE NUMBER
                                                                     0-21320
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

(Check One): X Form 10-K   Form 20-F   Form 11-K   Form 10-Q   Form N-SAR

For Period Ended: February 28, 2005
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|_|   Transition Report on Form 10-K
|_|   Transition Report on Form 20-F
|_|   Transition Report on Form 11-K
|_|   Transition Report on Form 10-Q
|_|   Transition Report on Form N-SAR

For the Transition Period Ended:
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commissions has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I -REGISTRANT INFORMATION

Magna-Lab Inc.
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Full Name of Registrant:

Former Name if Applicable

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Address of Principal Executive Office (Street and Number)
6800 Jericho Turnpike, Suite 120W
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Syosset, New York  11791
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City, State and Zip Code

PART II - Rules 12b.25(b) AND 9c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate)

      |X|   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      |X|   (b)   The subject annual report, semi-annual report, transition
                  report on Form 10- K, Form 20-F, ll-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed):

Additional time is needed to complete the preparation and audit of the annual report for the year ended February 28, 2005 due to limitations caused by the Company's very limited resources.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Kenneth C. Riscica                 516                       393-5874
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           (Name)                    (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer
      is no, identify report(s). |X| Yes   |_| No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? While our year end audit is not complete, management expects to report a loss for the year ended February 28, 2005 of less than $130,000 (before audit) which compares with a loss of approximately $210,000 in the prior fiscal year ended February 29, 2004.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 Magna-Lab Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 1, 2005
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By /s/ Kenneth C. Riscica, Treasurer and Secretary (principal financial officer)
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

      Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)